1 Kristina Grötsch From: info@news.morphosys.com Sent: Mittwoch, 8. Februar 2023 16:02 To: Kristina Grötsch Subject: [EXTERNAL]MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution To help protect your privacy, Microso ft Office prevented auto matic download of this pictu re from the In ternet. logo MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 08.02.2023 / 16:00 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152 City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72 2. Reason for notification X Acquisition/disposal of shares with voting rights X Acquisition/disposal of instruments Change of breakdown of voting rights X Other reason: Voluntary group notification with triggered threshold on subsidary level 3. Details of person subject to the notification obligation Legal entity: The Goldman Sachs Group, Inc. City of registered office, country: Wilmington, DE, United States of America (USA) 4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 02 Feb 2023 6. Total positions % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 0.73% 16.78% 17.51% 34231943 Previous notification 0.96% 16.49% 17.45% / 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN Absolute In % Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG)

DE0006632003	0	244228	0.00 %	0.71 %
US6177602025	0	6662	0.00 %	0.02 %
Total	250890		0.73 %	

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Voting rights absolute	Voting rights in %
Right To Recall	Open		2517796	7.36 %
Right Of Use	Open		931402	2.72 %
Convertible Bond	16.10.2025		64163	0.19 %
Call Option	16.06.2023		153000	0.45 %
		Total	3666361	10.71 %

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Cash or physical settlement	Voting rights absolute	Voting rights in %
Swap	02.02.2033		Cash	953534	2.79 %
Call Warrant	31.12.2030		Cash	224109	0.65 %
Put Option	19.12.2025		Physical	900000	2.63 %
			Total	2077643	6.07 %

8. Information in relation to the person subject to the notification obligation

	Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.).
X	Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:

Name	% of voting rights (if at least 3% or more)	% of voting rights through instruments (if at least 5% or more)	Total of both (if at least 5% or more)
The Goldman Sachs Group, Inc.	%	%	%
GSAM Holdings LLC	%	%	%
Goldman Sachs Asset Management, L.P.	%	%	%
-	%	%	%
The Goldman Sachs Group, Inc.	%	%	%
GSAM Holdings LLC	%	%	%
NNIP Holdings LLC	%	%	%
NNIP UK Holdings I Ltd	%	%	%
NNIP UK Holdings II Ltd	%	%	%
NNIP Holdings I B.V. / NNIP Holdings II B.V.	%	%	%
NN Investment Partners Holdings B.V.	%	%	%
-	%	%	%
The Goldman Sachs Group, Inc.	%	%	%
Goldman Sachs Bank USA	%	%	%
Goldman Sachs Bank Europe SE	%	%	%
-	%	%	%
The Goldman Sachs Group, Inc.	%	%	%
Folio Financial, Inc.	%	%	%
Folio Investments, Inc.	%	%	%
-	%	%	%
The Goldman Sachs Group, Inc.	%	%	%
Goldman Sachs & Co. LLC	%	%	%
-	%	%	%
The Goldman Sachs Group, Inc.	%	%	%

2

3 Goldman Sachs (UK) L.L.C. % % % Goldman Sachs Group UK Limited % % % Goldman Sachs International % 11.11% 11.17% 9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: Proportion of voting rights Proportion of instruments Total of both % % % 10. Other explanatory remarks: Date 06 Feb 2023 08.02.2023 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com End of News EQS News Service 1554909 08.02.2023 CET/CEST Unsubscribe